Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Provides Clarification on Competition Analysis in Recent Filing

Vancouver, B.C. Canada, February 25, 2025 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced today a statement of clarification in regards to a disclosure made in the Management’s Discussion and Analysis (“MD&A”) section of its recent third quarter filing.

The MD&A inadvertently included outdated information regarding SuperAwesome, a former partner. Specifically, the statement that “Super Awesome is one of Kidoz’s largest customers” did not accurately reflect the status of our relationship in 2024 or currently in 2025. SuperAwesome was a valued customer in prior years, purchasing $3,362,057 USD of mobile inventory from 2021 through 2023. However, from January 2024 Kidoz and SuperAwesome had a de minimis relationship and since June 2024 no longer have a commercial agreement.

We regret any misrepresentation or confusion caused by this outdated statement and would like to emphasize that it was unintentional. Kidoz holds SuperAwesome in high regard for their contributions to the industry and wishes them continued success. We remain open to future collaborations and opportunities to work together to advance the goals of safe and effective advertising for young audiences.

Kidoz remains committed to maintaining transparency and accuracy in all our communications. We thank our stakeholders for their understanding and support as we continue to lead in the development of safe advertising technology.

Kidoz Inc. intends to publish its unaudited fourth quarter 2024 Consolidated Financial results after the close of market on Thursday, February 27, 2025.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Privacy Shield have become essential products in the digital advertising ecosystem.

Prado Media Ltd. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163